Mail Stop 3030
                                                                  May 8, 2018

     Via E-mail
     Aron Govil
     Executive Director
     Cemtrex, Inc.
     19 Engineers Lane
     Farmingdale, NY 11735

            Re:    Cemtrex, Inc.
                   Registration Statement on Form S-3
                   Filed April 20, 2018
                   File No. 333-224379

     Dear Mr. Govil:

            We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

     Incorporation of Certain Documents by Reference, page 7

     1. In your Form 10-K for the fiscal year ended September 30, 2017, which you incorporate by reference into this filing, we note that Bharat Parikh & Associates did not audit the financial statements of Advanced Industrial Services, Inc. and their opinion, insofar as it relates to the amounts included for that subsidiary, is based solely on the report of the other auditors. Please amend your Form 10-K to include the report of the other auditors as required by Rule 2-05 of Regulation S-X. In addition, revise this filing to include a consent from the other auditors for the use of their report and any references to them in the expert section.
 Aron Govil
Cemtrex, Inc.
May 8, 2018
Page 2

Exhibit 23.1

2. File a consent that does not contain the limitations in the second paragraph. Also file your auditor's consent to being named in your registration statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202)
551-3617 with any other questions.

                                                            Sincerely,

                                                            /s/ Russell Mancuso

                                                            Russell Mancuso
                                                            Branch Chief
                                                            Office of
Electronics and Machinery

cc:    Spencer G. Feldman, Esq.
       Olshan Frome Wolosky LLP